FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of December 2011.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Business Combination between Consolidated Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2011
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on December 6, 2011, in Kyoto, Japan

Nidec Announces Business Combination between Consolidated Subsidiaries

Nidec Corporation (NYSE: NJ, “Nidec”) today announced that the Board of Directors of two of its consolidated subsidiaries, Nidec-Shimpo Corporation (“Shimpo”) and Nidec-Kyori Corporation (“Kyori”), resolved today to merge the two companies, with the transaction expected to become effective on April 1, 2012.

The following summarizes the planned corporate merger transaction between the two subsidiaries (the “Business Combination”).

1.

Purpose of the Business Combination

The Business Combination is intended to improve Nidec’s consolidated profitability by integrating the functions and management resources of Shimpo and Kyori (incorporated into Shimpo as a wholly owned subsidiary in July 2011) as part of efforts to achieve Nidec’s “Vision 2015” goal of creating a group of companies that eyes sales of ¥2 trillion in the fiscal year ending March 31, 2016.

Outline of the Business Combination

2.

Description of the Business Combination

(1)

Schedule

December 6, 2011

Board Approval (Shimpo and Kyori)

December 6, 2011

Execution of Business Combination Agreement (Shimpo and Kyori)

April 1, 2012 (Planned)

Effective Date of the Business Combination

(Note)

As the proposed Business Combination is a small-scale merger for Shimpo in accordance with Article 796, Paragraph 3, of the Companies Act of Japan, and is a short form merger for Kyori in accordance with Article 784, Paragraph 1, of the same Act, neither company will hold a shareholders’ meeting to approve of the transaction.

(2)

Method of the Business Combination

The Business Combination is expected to be an absorption-type merger transaction (kyushu gappei) by which Kyori will be dissolved and absorbed into Shimpo.

(3)

Shares Issued in Connection with the Business Combination

No stocks, money, etc. will be issued in connection with the Business Combination.

(4)

Changes to Stock Acquisition Rights and Bonds with Stock Acquisition Rights of Kyori

Kyori issues neither stock acquisition rights nor bonds with stock acquisition rights.

Profiles of the Parties to the Business Combination

	Shimpo	Kyori
(1) Company name	Nidec-Shimpo Corporation	Nidec-Kyori Corporation
(2) Description of business	Development, manufacture, and sales of adjustable speed drives & speed adjusters, factory automation systems, arts & crafts equipment, and electronic instruments and related equipment	Designing, manufacture, and sales of high-speed automatic presses, feed attachments, and other industrial machinery
(3) Date of incorporation	October 31, 1946	July 18, 1947
(4) Address of head office	1, Terada, Kotari Nagaokakyo, Kyoto 617-0833	1-7-1, Tsukinowa Otsu, Shiga 520-2152
(5) Company representative	Akio Kariya President	Kunio Shigetomi President
(6) Share capital	2,593 million yen	450 million yen
(7) Total number of shares issued	20,000,516	7,000,000
(8) Fiscal year end	March 31	March 31
(9) Major shareholders and shareholding ratios	Nidec Corporation: 100%	Nidec-Shimpo Corporation: 100%
(10) Financial results for, and financial condition as of, the most recent fiscal year	Fiscal year ended March 31, 2011 (Consolidated, in millions of yen)	Fiscal year ended March 31, 2011 (Consolidated, in millions of yen)
Net assets (Millions of Yen)	13,194	3,334
Total assets (Millions of Yen)	21,158	7,036
Net assets per share (Yen)	659.69	476.31
Net sales (Millions of Yen)	14,166	7,353
Operating income (Millions of Yen)	2,180	13
Net income (Millions of Yen)	1,721	129
Net income per share (Yen)	86.08	18.55
Annual dividend per share (Yen)	0	0

4.

Changes Immediately Following the Business Combination

No changes are expected with respect to the registered corporate name, principal businesses, registered head office, representative’s name and title, capital, or fiscal year of Shimpo immediately following the Business Combination.

5.

Expected Impact on Financial Results

The Business Combination, which will take place between Nidec’s consolidated subsidiaries, is not expected to have a material impact on Nidec’s consolidated results of operations.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transactions not being realized, shifts in technology or user preferences for particular technologies, and changes in economic, regulatory or other business environments. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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